Exhibit 99.1

                                                                                                                                            NR 16-02

Gold Reserve Provides Update to Legal Proceedings related to collection of arbitration award

SPOKANE, WASHINGTON, January 14, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) reports on legal activities in relation to the various jurisdictions where is it attempting to collect on its $740 million ICSID (Additional Facility) arbitral award.

United States

As previously reported, the U.S. District Court in Washington, DC issued an order on November 20, 2015, confirming the Award and entering judgment in favor of the Company, which with interest accrued is now approximately $765 million.  Venezuela has filed an appeal of the court’s order but it has not posted an appeal bond or sought a stay of enforcement of the judgment pending appeal.  The U.S District Court of Appeals has not yet set a scheduling order but the Company expects one in the near future.

Under the Foreign Sovereign Immunities Act , no attachment or execution of Venezuela property in the U.S. is permitted without a court determination that (a) the property in question is used for a commercial activity in the United States and other criteria is satisfied and (b) a reasonable period of time has elapsed following the entry of judgment.  Subsequent to the entry of judgment, the Company has filed a 1610(c) motion in the District Court for a determination that a reasonable period of time has elapsed.  Venezuela has opposed that motion. The motion is fully briefed and the parties are waiting for a decision by the court.

In the District Court for the Southern District of Florida the Company has filed petitions relating to the Luxembourg proceedings as is allowed under U.S. law for discovery in aid of foreign proceedings. The banks covered by the Florida proceedings to date are Bank of New York Mellon Corporation, JP Morgan Chase NA, and Deutsche Bank Trust Company Americas. These institutions have produced varying amounts of documents and Gold Reserve has commenced the process of document review and appropriate depositions.

France

In October 2014 Venezuela applied for the annulment of the Award, and the Company applied for an exequatur or judgment declaring the Award to be recognized and enforceable in France.  Venezuela responded to the Company’s request for exequatur by asking that the Company’s request be rejected and, in the alternative, that the provisional recognition and enforcement, which attaches to the exequatur pending a decision on annulment, be suspended.  In January 2015 the Paris Court of Appeal fully upheld the Company’s position by granting the exequatur and rejecting Venezuela’s application for a suspension of the provisional effects of the exequatur.  Venezuela’s application for annulment was subsequently scheduled to be heard in February 2016.

On January 6, 2016, the Paris Court of Appeal notified the Company that, as part of the general administration of its docket, it had postponed the February 2016 hearing related to Venezuela’s applications to October 13, 2016.  On January 14, 2016, the Paris Court of Appeal advised the Company that a hearing date in March 2016 had recently become available, a date on which both parties must agree. It is unclear whether Venezuela will agree to the earlier date. The Company has been advised that the Court has accumulated a backlog of cases as a result of the president of the court being promoted to the Court of Cassation (French Supreme Court), without being replaced to date. A decision is expected within 90 days after the newly established hearing date. In the interim, the Company is not prevented from seizing assets and could have them liquidated, subject to the obligation to reimburse Venezuela if the Award is set aside.

United Kingdom

In May 2015 the Company filed an application to have the Award recognized and enforced in the United Kingdom. Such application was granted and the Company obtained an Order and Judgment in the terms of the Award on 20 May 2015. Venezuela has challenged the Order and Judgment, asserting service, jurisdictional, and merits issues. Certain of these arguments have been made in other jurisdictions.  A hearing has been scheduled in London for the time period January 18th to the 20th.

Gold Reserve’s President Doug Belanger stated, “We continue to pursue all available avenues to achieve our objective to collect the Award by bringing this matter to its proper conclusion either through our continuing settlement discussions with Venezuela or the seizure of assets in execution of a judgment of a court.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc.

Contact:

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”